UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Silicon Motion Technology Corp.

(Name of Issuer)

American Depository Receipts (“ADR”), each representing four ordinary shares

(Title of Class of Securities)

82706C108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82706C108	SCHEDULE 13G

(1)	Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (Entities Only) ARGA Investment Management, LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 339,128 ADR units*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 2,088,771 ADR units*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,088,771 ADR units*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.85*

(12)	Type of Reporting Person (See Instructions) IA

*See Attachment A

CUSIP No. 82706C108	SCHEDULE 13G

(1)	Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (Entities Only) Avula Rama Krishna

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 339,128 ADR units*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 2,088,771 ADR units*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,088,771 ADR units*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.85*

(12)	Type of Reporting Person (See Instructions) IN, HC

*See Attachment A

CUSIP No. 82706C108	SCHEDULE 13G

Item 1 (a).	Name of Issuer: Silicon Motion Technology Corp.
Item 1 (b).	Address of Issuer’s Principal Executive Offices: Unit 04-05, 27/F, #909 Cheung Sha Wan Rd. Cheung Sha Wan, Kowloon, Hong Kong

Item 2 (a).

Name of Persons Filing:
This Schedule 13G is being jointly filed by ARGA Investment Management, LP (“the Manager”),a limited partnership organized under the laws of Delaware, and Avula Rama Krishna with respect to the ownership of American Depository Receipts of the Issuer (“ADRs”) by private funds and separate managed accounts over which the Manager has investment discretion and/or voting power (“the Funds”). The Manager and Avula Rama Krishna are collectively referred to in this Schedule 13G as the “Reporting Persons.”

Item 2 (b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of the Manager and Avula Rama Krishna is 1010 Washington Blvd., 6th Fl., Stamford CT 06901.
Item 2 (c).	Citizenship: The Manager is a limited partnership organized under the laws of Delaware. Avula Rama Krishna is a citizen of United States.
Item 2 (d).	Title of Class of Securities: American Depository Receipts, each representing four ordinary shares
Item 2 (e).	CUSIP Number: 82706C108

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);
(k)	☐

Group, in accordance with section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership*
A. ARGA Investment Management, LP
	(a)	Amount beneficially owned: 2,088,771 ADR units
	(b)	Percent of class: 5.85%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 339,128 ADR units
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 2,088,771 ADR units

B. Avula Rama Krishna
	(a)	Amount beneficially owned: 2,088,771 ADR units
	(b)	Percent of class: 5.85%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 339,128 ADR units
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 2,088,771 ADR units

*See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the secur- ities and were not acquired and are not held in connection with or as a parti- cipant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

ARGA Investment Management, L.P.

By:	/s/ Neda Clark
Name: Neda Clark
Title: Chief Compliance Officer

By:	/s/ Avula Rama Krishna
	Name:	Avula Rama Krishna

Exhibit I

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concern- ing such person contained therein; but none of them is responsible for the complete- ness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 9, 2018

ARGA Investment Management, L.P.

By:	/s/ Neda Clark
Name: Neda Clark
Title: Chief Compliance Officer

By:	/s/ Avula Rama Krishna
	Name:	Avula Rama Krishna

ATTACHMENT A

1.    Items 4(A) and (B) of Schedule 13G

As of December 31, 2017, the Funds and Separate Managed Accounts (collectively, “Accounts”) were the legal owner of 2,088,771 Level II American Depository Receipts, representing 8,355,084 ordinary shares (each ADR representing 4 ordinary shares). Based on there being 142,942,380 ordinary shares, as reported in the most recent 20F filing of Silicon Motion Technology Corp. dated April 28, 2017 (amended May 2, 2017) filed with the Securities and Exchange Commission, the Accounts’ holdings represent approximately 5.85% of the outstanding ordinary shares.  No individual account holds more than 5% of the outstanding ordinary shares.

The Manager serves as investment manager to the Accounts and has voting power over 339,128 ADR units and discretionary authority over 2,088,771 ADR units (8,355,084 ordinary shares) representing 5.85% of outstanding ordinary shares.  Accordingly, the Manager may be deemed to be the beneficial owner of 5.85% of the outstanding ordinary shares.

Avula Rama Krishna owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Each of the Reporting Persons disclaims beneficial ownership of the ADR units (and ordinary shares) of the Issuer held by the Accounts, except to the extent of any pecunicary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

2.    Item 4(c) of Schedule 13G

As of December 31, 2017, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of 339,128 ADR units and/or to dispose or to direct the disposition of the 2,088,771 ADR units (8,355,084 ordinary shares) held by the Accounts.

Each of the Reporting Persons disclaims beneficial ownership of the shares of ADR units (and ordinary shares) of the Issuer held by the Accounts, except to the extent of any pecunicary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.